UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25/A

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OMB Number: 3235-0080
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NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION
UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                         Commission File Number   0000930667

                                                          Issuer: iShares, Inc.
                                                          Exchange: New York Stock Exchange

(Exact name of Issuer as specified in its charter and name of Exchange where security is listed and/or registered)
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Address: 45 Fremont Street
                       San Francisco, CA 94105
Telephone number: (415) 597-2000
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(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)
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Units of beneficial interest, no par value per share (See exhibit A)
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]17 CFR 240.12d2-2(a)(1)
[ ]17 CFR 240.12d2-2(a)(2)
[ ]7 CFR 240.12d2-2(a)(3)
[ ]17 CFR 240.12d2-2(a)(4)
[ ]Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

[x]Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, iShares Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 3, 2007(2)                                                                 By /s/ Eilleen M. Clavere                                                                           Secretary
           Date                                                                                                    Name                                                                                             Title

(1)Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.
(2)This Form 25/A is being filed to amend the date of the Form 25 filed on November 26, 2007.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Exhibit A

Title of each class to be withdrawn (together, the “Funds”)	Name of Exchange on which class is to be withdrawn	IRS Employer Identification No.
iShares MSCI Belgium Index Fund	New York Stock Exchange	51-0372161
iShares MSCI Brazil Index Fund	New York Stock Exchange	51-0396527
iShares MSCI Emerging Markets Index Fund	New York Stock Exchange	32-0054535
iShares MSCI France Index Fund	New York Stock Exchange	51-0372163
iShares MSCI Hong Kong Index Fund	New York Stock Exchange	51-0372165
iShares MSCI Italy Index Fund	New York Stock Exchange	51-0372166
iShares MSCI Japan Index Fund	New York Stock Exchange	51-0372167
iShares MSCI Malaysia Index Fund	New York Stock Exchange	51-0372168
iShares MSCI Netherlands Index Fund	New York Stock Exchange	51-0372170
iShares MSCI Pacific ex-Japan Index Fund	New York Stock Exchange	52-2350681
iShares MSCI Singapore Index Fund	New York Stock Exchange	51-0372171
iShares MSCI South Africa Index Fund	New York Stock Exchange	32-0054531
iShares MSCI South Korea Index Fund	New York Stock Exchange	51-0396524
iShares MSCI Spain Index Fund	New York Stock Exchange	51-0372172
iShares MSCI Sweden Index Fund	New York Stock Exchange	51-0372173
iShares MSCI Switzerland Index Fund	New York Stock Exchange	51-0372174
iShares MSCI Taiwan Index Fund	New York Stock Exchange	51-0396521
iShares MSCI United Kingdom Index Fund	New York Stock Exchange	51-0372175